UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Turtle Beach Corporation.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

WILLIAM WYATT

THE DONERAIL GROUP LP

240 26th Street

Suite 3

Santa Monica, CA 90402

ANDREW FREEDMAN ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

THE DONERAIL GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,185,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,185,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

PN, IA

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

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CUSIP No. 900450206

1	NAME OF REPORTING PERSON

WILLIAM WYATT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,185,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,185,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT FUND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,185,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,185,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

CO

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,185,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,185,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

CO

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 900450206

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On March 2, 2022, The Donerail Group LP (“Donerail”) issued a press release and open letter to the Issuer’s shareholders (the “March 2nd Letter”). Donerail has formally withdrawn its previously submitted offer to acquire the Issuer and has no intentions of making further offers to acquire the Issuer at this time given how the Issuer and its advisors mishandled months of discussions between the parties. Instead, as the March 2nd Letter notes, Donerail is now focused solely on addressing the many serious concerns it has with the Issuer’s poor corporate governance, capital allocation, operational execution and declining shareholder returns in an effort to help turn the Issuer. To that end, Donerail announced its intentions to nominate a full slate of director candidates for election to the Board at the Issuer’s 2022 annual meeting of shareholders (the “Annual Meeting”) in order to address these issues, among others. As stated in the March 2nd Letter, Donerail believes the Issuer has vast, unlocked potential, and that a fully reconstituted Board can take advantage of the clear opportunities to enhance value for all stakeholders, including shareholders, customers and employees, by implementing operational improvements, fixing the value-destructive capital allocation policy, and improving corporate governance by actually holding management accountable. The above description of the March 2nd Letter does not purport to be complete and is qualified by reference to the full text of the March 2nd Letter, which is attached hereto as Exhibit 99.1.

On March 3, 2022, Donerail issued a press release and open letter to the Issuer’s shareholders (the “March 3rd Letter”), detailing among other things, Donerail’s views on the Issuer’s announcement of its disappointing 2021 earnings results and 2022 guidance. To begin with, Donerail expressed serious concern in the March 3rd Letter regarding the accuracy (or lack thereof) and motivation behind certain public comments to shareholders made by the Issuer’s management regarding the Issuer’s financial and operational performance and questions how or why the Board would approve of these comments by the Issuer’s management. In the March 3rd Letter, Donerail also called on the Issuer to halt any ongoing discussions regarding potential acquisition opportunities given the Issuer’s unsuccessful track record of executing on existing growth initiatives. Further, Donerail stated in the March 3rd Letter that it believes that the Issuer’s shareholders deserve better from the current management team and Board, who appear too unaware, or are simply unable, to manage the business, and reiterated its intention to nominate a full slate of director candidates for election at the Annual Meeting. The above description of the March 3rd Letter does not purport to be complete and is qualified by reference to the full text of the March 3rd Letter, which is attached hereto as Exhibit 99.2.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Donerail Group, LP, a Delaware limited partnership (“Donerail”), together with the other participants named herein, intends to nominate director candidates and file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes in connection with the 2022 annual meeting of stockholders of Turtle Beach Corporation, a Nevada corporation (the “Company”).

DONERAIL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

6

CUSIP No. 900450206

The participants in the proxy solicitation are anticipated to be Donerail, The Donerail Master Fund LP, a Cayman Islands exempted limited partnership, (the “Donerail Fund”), Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), Harbert Management Corporation, an Alabama corporation (“HMC”) and William Wyatt.

As of the date hereof, the Donerail Fund directly beneficially owns 1,185,816 shares of Common Stock, $0.001 par value per share, of the Company (the “Common Stock”), including 600,000 shares that are underlying call options currently exercisable. As the investment manager of the Donerail Fund, Donerail may be deemed the beneficial owner of the 1,185,816 shares of Common Stock beneficially directly owned by the Donerail Fund. As the “filing adviser” with supervisory control of Donerail, HFA may be deemed the beneficial owner of the 1,185,816 shares of Common Stock beneficially directly owned by the Donerail Fund. As the parent of HFA, HMC may be deemed to beneficially own the 1,185,816 shares of Common Stock beneficially owned directly by the Donerail Fund. As the Managing Partner of Donerail, Mr. Wyatt may be deemed to beneficially own the 1,185,816 shares of Common Stock beneficially owned directly by the Donerail Fund.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,168,892 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2022.

A.	Donerail
(a)	As of the close of business on March 4, 2022, Donerail beneficially owned 1,185,816 Shares, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)	Donerail has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.
B.	Mr. Wyatt
(a)	Mr. Wyatt, as the Managing Partner of Donerail, may be deemed the beneficial owner of the 1,185,816 Shares beneficially owned by Donerail, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.3%

7

CUSIP No. 900450206

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)	Mr. Wyatt has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.
C.	HFA
(a)	HFA, in its capacity as “filing adviser” with supervisory control of Donerail, may be deemed the beneficial owner of the 1,185,816 Shares beneficially owned by Donerail, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)	HFA has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.
D.	HMC
(a)	HMC, in its capacity as managing member of the general partner of Donerail, may be deemed the beneficial owner of the 1,185,816 Shares beneficially owned by Donerail, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)	HMC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.

The filing of this Amendment No. 8 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	March 2nd Letter, dated March 2, 2022.

99.2	March 3rd Letter, dated March 3, 2022.
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CUSIP No. 900450206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

THE DONERAIL GROUP LP

By:	/s/ William Wyatt
	Name:	William Wyatt
	Title:	Managing Partner

/s/ William Wyatt
William Wyatt

HARBERT FUND ADVISORS, INC.

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

HARBERT MANAGEMENT CORPORATION

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

9